22004182

SEC Mail Processing

MAR 04 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70467

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/09/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Growth Stage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2911 Turtle Creek Blvd., Suite 300
(No. and Street)

Dallas (City) TX (State) 75219 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Amsberry (Name) 214-360-9822 (Area Code – Telephone Number) rickamsberry@earthlink.net (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026 (Address) Celeste (City) TX (State) 75423 (Zip Code)

02/24/09 (Date of Registration with PCAOB)(if applicable) 3366 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sam Bygott-Webb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Growth Stage, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: S. Bygott-Webb

Title: President

C. Causey 2/22/22

Notary Public

CALVIN CAUSEY
Notary ID #124549685
My Commission Expires
June 18, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Growth Stage, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Growth Stage, Inc. as of December 31, 2021, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of creditors, and cash flows for the period December 9, 2020 (date of SEC registration) to December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Growth Stage, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Growth Stage, Inc.'s management. Our responsibility is to express an opinion on The Growth Stage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Growth Stage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of The Growth Stage, Inc.'s financial statements. The supplemental information is the responsibility of The Growth Stage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as The Growth Stage, Inc.'s auditor since 2021.

Celeste, Texas
February 21, 2022

THE GROWTH STAGE, INC.

Statement of Financial Condition

December 31, 2021

ASSETS	
Cash	$ 221,719
Other assets	5,050
TOTAL ASSETS	$ 226,739
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	415
Income taxes payable	17,460
Subordinated loan	151,009
TOTAL LIABILITIES	168,884
STOCKHOLDER'S EQUITY	
Common Stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Retained earnings	57,845
Total Stockholder's Equity	57,855
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 226,739

The accompanying notes are an integral part of these financial statements.

THE GROWTH STAGE, INC.

Statement of Operations

For the Period from December 9, 2020 to December 31, 2021

Revenues	
Success fees	$ 244,906
Marketing services	45,000
Gain (loss) on currency translated	1,647
Total Revenues	291,553
Operating Expenses	
Employee compensation and related costs	103,475
Compliance costs	57,990
Regulatory fees	7,839
Occupancy	4,452
Other expenses	4,128
Total Expenses	177,884
Net income before income taxes	113,669
Provision for income taxes	17,460
Net Income	$ 96,209

The accompanying notes are an integral part of these financial statements.

THE GROWTH STAGE, INC.

Statement of Changes in Stockholder's Equity
For the Period from December 9, 2020 to December 31, 2021

	Common Shares	Common Stock	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 8, 2020	1,000	$ 10	$ (38,364)	$ (38,354)
Net income	-	-	96,209	96,209
Balances at December 31, 2021	1,000	$ 10	$ 57,845	$ 57,855

The accompanying notes are integral part of these financial statements.

THE GROWTH STAGE, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Period from December 9, 2020 to December 31, 2021

Subordinated Borrowings at December 8, 2020	$ 146,259
Changes in Subordinated Borrowings	4,750
Subordinated Borrowings at December 31, 2021	$ 151,009

The accompanying notes are an integral part of these financial statements.

THE GROWTH STAGE, INC.

Statement of Cash Flows

For the Period from December 9, 2020 to December 31, 2021

Cash Flows From Operating Activities:	
Net Income	$ 96,209
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities	
(Increase) decrease in other assets	(4,258)
Increase (decrease) in accounts payable	(3,694)
Increase (decrease) in income taxes payable	17,460
Net cash provided by (used in) Operating Activities	105,717
Cash Flows From Financing Activities:	
Proceeds from subordinated loan	4,750
Net increase in cash	110,467
Cash at beginning of year	111,252
Cash at end of year	$ 221,719
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

THE GROWTH STAGE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

The Growth Stage, Inc. ("TGS", the "Company") was incorporated in the State of Delaware on September 30, 2019. TGS is a subsidiary of the Growth Stage Limited ("Parent"), a UK registered company. On December 9, 2020, the Financial Industry Regulatory Authority, Inc. (FINRA) approved the Company's application to act as a Capital Acquisition Broker registered with the Securities and Exchange Commission ("SEC"). TGS is a member of the Securities Investor Protection Corporation (SIPC). The Company has adopted a calendar year.

The Company, located in Dallas, Texas, limits its business exclusively to the sale of private placement securities and merger and acquisition advisory services. The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generallyaccepted in the United States of America requires management to make estimates andassumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenuesand expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes success fees related to best efforts private placement offerings and marketing services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

The Company provides marketing services to its Parent. The Company believes the performance obligation for providing marketing services is satisfied over time because the Parent is receiving and consuming the benefits as they are provided by the Company.

NOTE B - SUMMARY OF ACCOUNTING POLICIES, continued

Income Taxes

As of December 31, 2021, open Federal tax years subject to examination include the tax years ended December 31, 2019 and 2020.

The Company is also subject to state income taxes.

As of December 31, 2021, the Company had no uncertain tax positions, or interest or penalties that qualify for either recognition or disclosure in the financial statements. In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2021, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2021, the Company has no tax positions that would not be held up under examination.

Leases

The Company leases office space in Dallas, Texas, on a month-to-month basis without penalty or future obligation. The rental agreement may be terminated by the Company upon 30 days written notice of its intent to vacate.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, The Company had net capital of $203,844 which was $198,844 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .09 to 1.

NOTE D - POSSESSION OR CONTROL REQUIREMENTS

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

THE GROWTH STAGE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE E – INCOME TAXES

The Company's current year taxable income was partially offset by prior years' net operating loss carryforwards. At December 31, 2021, the Company has a net operating loss carry forward of approximately $7,956, which has been carried forward to offset against future taxable income. This net operating loss carryforward originated in year ending December 31, 2020 and gives rise to a deferred tax asset of $1,671.

The tax benefit from this net operating loss cany forward has not been reported in these financial statements because the Company believes that there is uncertainty as to whether the carry forward will be used in the future. Accordingly, the tax benefit has been offset by a valuation allowance ofthe same amount.

NOTE F - RELATED PARTY TRANSACTIONS

The Company is under the control of the Parent and is economically dependent on the Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company provides merger and acquisition services through referrals from its Parent. During 2021, the Company earned all of its merger and acquisition services revenue through referrals from its Parent.

The Company and the Parent have entered into an Expense Sharing and Intercompany Services Agreement (ESA) effective January 1, 2021, for a 24-month term, automatically renewable for successive 12-month terms unless canceled by either party. Expenses shared with the Parent include communications, technology and general overhead and administrative expenses incurred in the normal course of business. Based on the terms in this agreement, the allocations of the Company may not be inclusive of all economic benefits receivedfrom or provided to the Parent. The Company does occasionally incur costs which belong to the Parent and are therefore charged to the Parent for reimbursement of those costs. During the period ended December 31, 2021, there were no expense sharing transactions under the ESA.

Under the ESA, from time to time the Company may perform marketing services for its Parent, for which TGS receives a fee. In the period ending December 31, 2021, the Company recognized $45,000 for marketing services performed.

NOTE G - SUBORDINATED NOTE

In December 2020, the Company entered into a Subordinated Loan Agreement ("Subordinated Loan") with its Parent for $151,009 in accordance with Appendix D of SEC Rule 15c 3-1. This Subordinated Loan is non-secured and subordinate to obligations to other vendors and creditors. The Subordinated Loan matures on December 31, 2023 and has a 0% annual interest rate. In April 2021, FINRA approved the subordinated loan retroactively to its inception date of December 8, 2020.

NOTE H - COMMITMENT AND CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE I - SUBSEQUENT EVENTS

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 21, 2022, which is the date the financial statements were available to be issued.

In January 2022 the Company began the process of converting its status from a CAB to a full-service broker-dealer to broaden its permissible activities. The Company will be making the required application to FINRA in due course.

SCHEDULE I

THE GROWTH STAGE, INC.

Supplemental Information
Pursuant to Rule 17a-5
December 31, 2021

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 57,855
Deductions / charges	
Non-allowable assets:	
Other assets	5,020
Additions	
Allowable subordinated loan	151,009
Net Capital	$ 203,844
Aggregate indebtedness	
Accounts payable	$ 415
Income taxes payable	17,460
Total aggregate indebtedness	$ 17,875
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 198,844
Ratio of aggregate indebtedness to net capital	.09 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 12/31/2021 Focus IIA Report	221,304
Accrual of income tax provision	(17,460)
Net Capital per 12/31/2021 audit	203,844

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Growth Stage, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) The Growth Stage, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Growth Stage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Growth Stage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 21, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

THE GROWTH STAGE, INC.

Exemption Report

The Growth Stage, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Growth Stage, Inc.

I, Sam Bygott-Webb, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sam Bygott-Webb

Sam Bygott-Webb
President
February 17, 2022